Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 10, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) File Nos. 333-215588 and 811-23226 Wahed Dow Jones Islamic World ETF (the “Fund”)
Dear Mr. Sutcliffe:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 122 to the Trust’s Registration Statement on Form N-1A filed August 30, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response:     The Trust acknowledges the comment, and has completed all previously-incomplete information in accordance with Form N-1A in the amended Amendment.
Comment 2.Please provide a completed fee table and expense example for the Fund prior to effectiveness.
Response:     Please see Appendix A for the completed fee table and expense example for the Fund.
Comment 3.Please confirm whether there are any fee waiver, reimbursement, or recoupment arrangements in place for the Fund, and if so, add disclosure accordingly.
Response:     The Trust confirms that there are no fee waivers, reimbursement, or recoupment arrangements in place for the Fund.
Comment 4.Please confirm the Fund’s acquired funds fees and expenses (“AFFE”) are not anticipated to exceed 0.01%, or include AFFE as a separate line item in the fee table.
Response:    The Trust confirms that the Fund’s AFFE is not anticipated to exceed 0.01%.
Comment 5.With regards to “Islamic” in the Fund’s name, the “Principal Investment Strategies” section states that the portfolio holdings will be selected based on characteristics that “are consistent with Islamic principles as interpreted by subject-matter experts.”
a.Please note who the subject matter experts are.
b.If, as noted three paragraphs after the first paragraph, the Fund may invest in companies not included in the Index, are subject matter experts consulted for those non-Index investments?
i.If so, please disclose how they are being consulted.
ii.If not, are such non-Index investments part of the 80% policy or are in the 20% bucket?
iii.If not, in light of the Fund’s strategy, please explain supplementally why the name Islamic is not materially deceptively misleading.

Response:     The Trust confirms that:
a.With respect to the components of the Index, the subject matter experts are Ratings Intelligence Partners, who provide the Index Provider with affirmative Shariah screens and filter the stocks based on these screens. Ratings Intelligence Partners is a London/Kuwait-based consulting company specializing in solutions for the global Islamic investment market. Its team consists of qualified Islamic researchers who work directly with a Shariah Supervisory Board, which is a board of Islamic scholars serving to interpret business issues and recommend actions related to business decisions for certain indices. In addition, Shariyah Review Bureau LLC (“SRB”), advises the Adviser with respect to its interpretation of and compliance with Shariah principles. SRB provides professional Shariah advisory and audit services to public and private businesses. SRB reviews the operations of the Adviser, the Islamic screening methodology of the Index and, on an ad hoc basis, screens any non-Index investments chosen by the Adviser for the Fund, as discussed below.
b.With respect to companies not included in the Index, together with SRB as its subject matter experts, the Adviser consults SRB to ensure such investments are consistent with Islamic principles. Such subject matter experts will also screen the Adviser’s selections against the Index’s screening methodology.
Comment 6.Please provide a copy of the Fund’s index methodology for review.
Response:     A copy of the index methodology was provided to the Staff electronically on December 10, 2021.
Comment 7.If the Fund will invest in derivatives as part of its principal investment strategies, please ensure the disclosure regarding derivative instruments includes only those in which the Fund will principally invest. Please also ensure that the derivatives risk disclosure is tailored to address the principal risks posed by those instruments to the Fund. See generally, Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillian, General Counsel, ICI (July 30, 2010) (the “Barry Miller letter”).
Response:     The Trust confirms that the Fund does not expect to invest in derivatives as part of its principal investment strategies.
Comment 8.With regard to the “Principal Investment Strategies” section, please clarify whether the Fund’s investments in equities will include investments in American depositary receipts (“ADRs”) and/or global depositary receipts (“GDRs”).
Response:     The Trust has revised the Registration Statement to clarify that the Fund’s investments in equity securities may include investments in ADRs.
Comment 9.The Staff notes that the Fund’s investment adviser will be applying an environment, social, and governance (“ESG”) screen when selecting investments for the Fund’s portfolio. Please identify examples of ESG criteria that the Fund’s investment adviser will apply.
Response:     The Trust has revised the Registration Statement to include the following: “Such analysis includes a range of issues such as economic crime and corruption, fraud, illegal commercial practices, human rights issues, labor disputes, workplace safety, catastrophic accidents, and environmental disasters.”
Comment 10.Please clarify in the disclosure whether the ESG framework is mandatory or whether the Fund’s investment adviser may be disregard it in certain instances.
Response:     The Trust confirms that the ESG framework is not mandatory. Rather it is an additional tool used by the Adviser in considering whether to exclude certain components of the Index.

Comment 11.With regards to the “Principal Investment Strategies” section, please clarify if emerging market countries are those countries with middle-income economies and frontier market countries are those with low-income economies.
Response:     The Trust has revised the Registration Statement to include the following: Frontier market and emerging market countries are those countries with low- and middle-income economies respectively, as classified by the World Bank, or included in any of the Morgan Stanley Capital International (MSCI) frontier markets or emerging markets indices.
Comment 12.If there is a dividend purification process, please define the term and describe the process in which the Fund will engage, including who will be responsible for the process.
Response:     The Trust has revised the Registration Statement to include the following: The Index’s constituent securities are also reviewed on both an on-going basis by a Shariah consultant, Ratings Intelligence Partners, to determine if any of the constituents should be considered for potential income remediation or purification. Purification is the process by which an investor donates certain income earned from his or her investment in the Fund because certain of the Fund’s investments unintentionally earned small amounts of income deemed to be prohibited by Shariah principles, such as interest income. As discussed under “Dividend Purification,” the Fund publishes on its website the per share amount to be purified on a quarterly basis.
Comment 13.If applicable, please correct the name of the Index to the “Dow Jones Islamic Market International Titans 100 Index.”
Response:     The Trust has corrected the name of the Index.
Comment 14.Please state the return type of the Index (net, gross, etc.)
Response:     The Trust confirms that the return type of the Index is gross and has revised the Prospectus accordingly.
Comment 15.With regard to the Index disclosure under the “Principal Investment Strategies” section, the first and fourth examples of activities refers to “etc.” Please disclose what is encompassed by “etc.” in these examples of activities.
Response:     The Trust has removed references to “etc.” from the “Principal Investment Strategies” section.
Comment 16.With regard to the Index disclosure under the “Principal Investment Strategies” section, one of the accounting-based screens is for a company to have less than 50% of total assets in accounts receivable and cash. Please confirm that this is consistent with the Index methodology.
Response:     The Trust has revised the Registration Statement to read as follows: Accounts receivables divided by trailing 24-month average market capitalization is less than 33% of total assets.
Comment 17.With regard to the Index disclosure under the “Principal Investment Strategies” section, please explain and disclose further how the Shariah compliance “on-going/annual basis” review reconciles with the Indexes quarterly reconstitution.
Response:     The Trust confirms that the Index Provider’s Shariah consultant (Ratings Intelligence Partners) conducts on-going monitoring of Index constituents and may provide information to the Index Provider between its periods of quarterly reconstitution. Also, on an annual basis the Adviser, in consultation with its Shariah consultant conducts a retrospective review of the income gained from the Fund in order to review the Index provider’s purification screening criteria and data.
Comment 18.With regard to the Index disclosure under the “Principal Investment Strategies” section, please clarify when rebalancing occurs.
Response:     The Trust confirms rebalancing occurs quarterly in March, June, September and December and has revised the Prospectus accordingly.

Comment 19.With regard to the Index disclosure under the “Principal Investment Strategies” section, please provide further detail on how and when the Index changes, for example, when data capture occurs, dates of announcement, and implementation.
Response:     The Trust confirms that as part of the rebalancing process, constituent shares, weights and any weighting factors are updated in the Index. Constituents’ index shares are calculated using closing prices on the Wednesday prior to the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Changes are announced on the second Friday of the review month and are implemented at the opening of trading on the Monday following the third Friday of the review month.
Comment 20.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 21.Please revise the “Market Risk” disclosure to include reference to equity securities.
Response:     The Trust confirms the “Market Risk” disclosure has been revised to remove any reference to the type of security.
Comment 22.With regard to “Shariah Compliance Risk”, please clarify the “Principal Investment Strategies” section to note that cash reserves do not earn interest.
Response:     The Trust confirms that cash reserves will not earn interest and has revised the “Principal Investment Strategies” section accordingly.
Comment 23.Under “Additional Information About the Fund - Investment Objective,” please describe the Fund’s investment objective pursuant to Item 9(a) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective.
Response:    The Trust believes the Fund’s current Item 4 disclosure provides a complete and appropriate description of the Fund’s objective. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.
Comment 24.As applicable, please provide information under Item 9(b)(1) Instruction 7 as a new section entitled, “Additional Information About the Fund - Active and Frequent Trading of the Portfolio.”
Response:     The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.

Comment 25.With regards to “Temporary Defensive Strategies” under the section entitled “Additional Information About the Fund - Principal Investment Strategies,” please ensure that any Shariah compliant income or interest restrictions are noted.
Response:     The Trust has revised the Registration Statement to read as follows: For temporary defensive purposes during adverse market, economic, political, or other conditions, the Fund may invest in non-interest-bearing short-term instruments such as cash or cash equivalents.
Comment 26.Please confirm whether securities underlying the ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.
Response:     The Fund’s securities will not be traded outside a collateralized settlement system.
Comment 27.In the “ETFs Risks” section, please disclose that purchase and redemption of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs and disclose that these costs could include brokerage costs or taxable gains/losses that it might not have incurred if it had made redemption in-kind. In addition, disclose that these costs could be imposed on the ETF and thus decrease the ETFs net asset value to the extent that these costs are not offset by a transaction fee payable by an authorized participant.
Response:     The Fund intends to process purchases and redemptions of creation units primarily in-kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
Comment 28.With regard to the “Shariah-Compliant Investing Risk,” please clarify what is meant by “mitigate” in the following statement: “The Adviser believes that Islamic and sustainable investing may mitigate security-specific risks,...”
Response:     The Trust confirms that in this context “mitigate” means ‘reduce’.
Comment 29.With regard to the “Additional Information About the Index”:
a.How does the Shariah certification work?
b.Is it in perpetuity?
c.If the Index undergoes changes, will the Index be re-certified and how often?
Response:     The Trust confirms that:
a.The Index Provider maintains a Shariah Supervisory Board through its Shariah consultant, Ratings Intelligence Partners, which advises the Index Provider on the methodology for screening securities for inclusion in the Dow Jones Islamic Market Indices and matters relating to the Shariah compliance of the Index constituents, and issues the Shariah certification for the Index. The Shariah certification is a written explanation from the Shariah Supervisory Board specifying the sector-screens and accounting based screens for the Index and is the basis of the Index’s screening methodology.
b.The Shariah certification was given to the Index at its inception and the Index has confirmed it is perpetual, though the Index Provider may from time to time receive guidance and proposals from the Shariah Supervisory Board regarding the certificate or its application to the Index methodology.
c.If the Index were to change to the extent that its methodology required an update, the need for a recertification by the Shariah Supervisory Board would be dependent on the nature of the change. To the Adviser’s knowledge the Shariah certification has not changed since the inception of the Index.
Comment 30.Please provide the Trust’s view as to whether a filing is required regarding the Ratings Intelligence Partners certification issued consenting to its usage in the registration statement under Section 7(a)(1) of the Securities Act of 1933.
Response:     We do not believe any such consent of Ratings Intelligence Partners is required in connection with the Fund’s Registration Statement. No statements of Ratings Intelligence Partners are included in the Fund’s Registration Statement nor is Ratings Intelligence Partners named as having prepared or certified any part of the Fund’s Registration Statement or any report or valuation in connection with the Registration Statement.
Comment 31.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).
Response:     Communications between the Trust’s counsel and the SEC regarding this comment are ongoing and have not yet been resolved. Upon conclusion of such communications, if applicable, the Trust undertakes to file a supplement to the Fund’s registration statement reflecting any resolution.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (414) 550-7433 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%

* Estimated for the current year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$66	3 Years:	$208
A-1